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                                                                     EXHIBIT 4.3


                        [STANDARD CHARTERED LETTERHEAD]


DATE: 20th February 2002
OUR REF: C&I/LC/TEAM3/BKE



CONFIDENTIAL

Kwanasia Electronics Co. Ltd.
Units 10-14, 19/F.,
Kwong Sang Hong Centre,
151-153 Hoi Bun Road,
Kwun Tong,
Kowloon.

Attn.: Mr. Lee Shu Kwan/Mr. Tam Man Chi

Dear Sirs,

                BANKING FACILITIES: KWANASIA ELECTRONICS CO. LTD.

We are pleased to confirm that the Bank is willing to make available to your company (the "Company") the following working capital facilities up to the amounts indicated.

1.      CURRENT ACCOUNT OVERDRAFT - HKD1,000,000.-

Note
Unutilised Overdraft facility may be available for all Trade Finance transactions.


2.      TRADE FINANCE GROUP 1 - HKD10,000,000.-

3.      TRADE FINANCE GROUP 2 - HKD4,000,000.-

4.      TRADE FINANCE GROUP 3 - HKD4,000,000.-

The above Trade Finance Groups 1, 2 and 3 are complementary and the combined outstandings are not to exceed HKD10,000,000.-. Similarly the combined outstandings of Trade Finance Groups 2 and 3 are not to exceed HKD4,000,000.-. For product availability, please see the attachment to this letter.

Prior evidence of insurance is required for all "free on board" and "cost and freight" shipments under import letters of credit.

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Combined usance and loan period of any one transaction under import facilities is not to exceed 90 days.

Usance period of export facilities is not to exceed 45 days.

Packing credits allowed with maximum 70% advance for up to 90 days or the expiry date of the related letters of credit, whichever is earlier.

Import invoice financing is allowed up to 100% finance against presentation of certified true copy of supplier's invoice for up to 90 days.

Export invoice discounting is allowed with maximum 85% finance for up to 45 days from invoice date against presentation of certified true copy of the Company's invoice.

The Company undertakes not to accept any amendments to the master letters of credit without the prior written consent of the Bank.

5.      STANDBY LETTERS OF CREDIT - HKD5,000,000.-

For the issuance of standby letters of credit up to 1 year to secure working capital facilities granted by PRC banks.

6.      FACTORING FACILITY - HKD10,000,000.-

For purchase of receivables in accordance with the terms of the Receivables Purchase Agreement entered into and the rider (if any) from time to time agreed between the Bank and the Company ("Agreement").

Expressions used in this section have the same meanings as defined in the Agreement unless otherwise defined or the context otherwise requires.

The above limit represents the FIU Limit.

Customer list to be advised to and approved by the Bank from time to time.

Prepayment will be made by the Bank up to the Prepayment Percentage (if not zero) less the Bank's Service Charge, but subject to the FIU Limit and the Concentration Percentage not being exceeded, and conditional upon compliance in all other respects with the terms of the Agreement.

Credit insurance cover (if applicable) will be taken out in the Bank's name with either a credit insurer or factoring company appointed by the Bank.


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The following will also be required for all receivables purchased by the Bank:

(1) copy of invoice endorsed with notice of assignment of the relevant debt to the Bank and otherwise complying with the terms of the Agreement;

(2) if required by the Bank, formal assignment of debt in the Bank's approved form, duly executed by you;

(3) evidence of delivery of goods or completion of services satisfactory to the Bank.

Collection will be done either through the Bank, the Bank's service provider or a factoring company appointed by the Bank. All proceeds are directly payable to the Bank.

Discounting Charge will be payable monthly, calculated as the percentage stipulated in the Agreement of the Funds In Use from time to time.

Service Charge will be calculated as stipulated in the Agreement.

7.      TREASURY FACILITY

The Bank will be pleased to quote rates for foreign exchange spot transactions and forward transactions (including forward transactions on a non-deliverable basis) up to 180 days. Quotes for same day or next day settlement can normally be provided subject to the currency involved and the time of day. Such quotes will always be at the sole discretion of the Bank.


INTEREST, COMMISSIONS AND FEES

Unless otherwise specified, interest on all sums advanced will be payable monthly in arrears at Prime or HIBOR, whichever is higher. A default rate of 8% per annum over Prime or HIBOR, whichever is higher, will apply to amounts not paid when due or in excess of agreed facility amounts. "Prime" means the rate which we announce or apply from time to time as our prime rate for lending Hong Kong Dollars and "HIBOR" means the rate which we determine to be the Hong Kong Interbank Offered Rate for the relevant period. Commissions will be charged at our standard rates unless otherwise stipulated. Export bills will be discounted and import bills will be financed at our standard bills finance rate minus 0.25% per annum for Hong Kong Dollar bills and at our standard bills finance rates for foreign currency bills. All past due bills shall bear interest at 4% per annum above the rates charged on your regular bills outstandings.

Commission on Letters of Credit/Standby Letters of Credit Opening
-----------------------------------------------------------------

First USD50,000.-                    1/4%
USD50,001.- to USD150,000.-          1/12%
Balance                              1/24%


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Commission in Lieu of Exchange
All amounts                       1/8%

Commission on Import Acceptance
 1/8% per month

You shall pay to the Bank an arrangement fee of HKD10,000.-, payable on the date on which the Bank's offer of the above facilities are accepted by you as signified by your counter-signing of this letter. The arrangement fee is non-refundable in any event. A handling fee in an amount to be mutually agreed will be payable on each anniversary of the date of this letter if the facilities are continuing. The fees will be debited to your current account.

Whether or not the documentation for the above facilities is executed or the facilities are made available to you as contemplated following your acceptance of this letter, you shall forthwith on demand reimburse the Bank all out of pocket expenses (including but not limited to legal fees and disbursements) incurred by the Bank in connection with the facilities including, without limitation, the negotiation, preparation, execution and/or enforcement of this letter and the documentation.

AVAILABILITY AND REPAYMENT

The above facilities are subject to periodic review by the Bank at its discretion, and it is expressly agreed that they will at all times be available at the sole discretion of the Bank. Notwithstanding any other provisions contained in this letter or in any other document, the Bank will at all times have the right to require immediate payment and/or cash collateralisation of all or part of any sums actually or contingently owing to it in respect of the above facilities 1-5 and 7, and the right to immediately terminate or suspend, in whole or in part, all of the above facilities 1-7 and all further utilisation of these facilities.

   ASSIGNMENT

The Company may not assign or transfer all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) without the Bank's prior written consent.

The Bank may at any time assign or transfer to any one or more banks or other financial institutions all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) or change its lending office.


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DOCUMENTATION

Before the above facilities may be used, the enclosed copy of this letter must be signed by the Company and returned to us together with a certified copy of appropriate authorising board resolutions.

The following documentation are held/will also be required:

-       General Customer Agreement executed by the Company.

- Receivables Purchase Agreement and other related documents, including without limitation formal assignment of debt where required, in the Bank's approved forms for the above Facility 6 executed by the Company.

- All monies first legal charge over the property known as Units 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Kowloon in the name of the Company. Insurance for the insurable value is to be arranged through mutually acceptable insurers and is to be assigned to and held by the Bank. If not otherwise paid, we will have the right to pay the premiums and debit your current account. We will require a formal valuation before the facilities are used, and annually thereafter a desk-top valuation with a full valuation every third year.

- Letter of undertaking by Messrs. Lee Shu Kwan and Tam Man Chi covenanting that no personal guarantee will be given to any other banks for the account of the Company.

- Signed original copies of the audited financial statements of the Company and Deswell Industries, Inc. within 9 months after their financial year end. A signed original copy of the Company's interim management accounts within 3 months from statement date. Such other information as the Bank may request from time to time.

UNDERTAKINGS

The Company undertakes to the Bank that it will:

- Immediately inform the Bank of any change of the Company's directors or beneficial shareholders or amendment of its memorandum or articles of association.


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Deswell Industries, Inc. undertakes to the Bank that it will: -

- Give the Bank prior notice if it offers corporate guarantee and/or personal guarantees of its directors to any other banks or financial institutions for and on behalf of the Company.

CONDITION

- No in-house bills from related companies including Jetcrown Industrial Ltd., Deswell Industries, Inc. and Kwanta Precision Metal Products Co. Ltd. would be accepted.

By acceptance of this letter the Company gives consent to the Bank to disclose details of the Company's account relationship with the Bank (including credit balances and any security given for the facilities) to all or any of the following persons (whether in or outside Hong Kong): (i) its Head Office and any of its offices, branches, related companies or associates, (ii) any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank's rights in relation to the Company's accounts, (iii) any agent, contractor or third party service provider which provides services of any kind to the Bank in connection with the operation of its business, (iv) any financial institution with which the Company has or proposes to have dealings to enable credit checks to be conducted on the Company, and (v) any person to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches.

Please sign the enclosed copy of this letter and return it to the Bank's Credit Operations at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon for the attention of Ms. Peggy Yiu, within one month after the date of this letter, after which this offer will lapse. When accepted, this letter will supersede any previous facility letter which the Bank has issued to the Company. This letter will be governed by Hong Kong SAR law.

We enclose a set of documents which should also be completed and returned to the Bank at the above mentioned address. If you have any queries regarding the completion of the required documents, please contact Ms. Peggy Yiu, whose telephone number is 2282-6611. With regard to queries on banking arrangements, you can contact your Senior Relationship Manager Ms. Angela Leung, whose telephone number is 2821-1812.




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We are pleased to be of service to you and take this opportunity to thank you for your custom.


Yours faithfully,
For and on behalf of STANDARD CHARTERED BANK



/s/ EROS HUNG
-----------------------------------------
Eros Hung
Senior Credit Documentation Manager

EH/PFG/kc
Encl.


Agreed.
For and on behalf of KWANASIA ELECTRONICS CO. LTD.

/s/ TAM MAN CHI     LEE SHU KWAN
------------------------------------------



Agreed.
For and on behalf of DESWELL INDUSTRIES, INC.


/s/ LAU PUI HON
------------------------------------------

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                          KWANASIA ELECTRONICS CO. LTD.

ATTACHMENT REGARDING TRADE FINANCE PRODUCTS

This attachment forms an integral part of our banking facility letter dated 20th February 2002.

You may use any product or aggregate of products in any one group up to the limit shown in the attached banking facility letter.

Trade Finance Group 1

-       Discrepant Credit Bills Negotiated - with recourse

-       Purchase of Documents Against Payment Bills of Exchange secured by goods

- Purchase of Documents Against Acceptance Bills of Exchange with ECA/approved insurance cover

-       Back to Back Letters of Credit

-       Import Letters of Credit      - sight and usance
                                      - secured by goods


Trade Finance Group 2

- Purchase of Documents Against Acceptance Bills of Exchange without ECA/approved insurance cover

- Purchase of Documents Against Payment Bills of Exchange not secured by goods

-       Import Letters of Credit      - sight and usance
                                      - not secured by goods

-       Shipping Guarantees



Trade Finance Group 3

-       Pre-shipment Loan - i.e. Packing Credit

-       Acceptance of draft under Import Letter of Credit

-       Release of Documents Against Acceptance or Trust Receipt

-       Loans Against Trust Receipt

-       Post Import Loans

-       Invoice Discounting